Registration No.  333-63999
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 308

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on November 30, 1998 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


             EUROPEAN TARGET 20 TRUST, DECEMBER 1998 SERIES

The Trust. FT 308 consists of the underlying separate unit investment trust set forth above. The Trust consists of a portfolio containing common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities").


The European Target 20 Trust, December 1998 Series (the "European Target 20 Trust" or the "Trust") consists of a portfolio of common stocks of the twenty companies having the highest dividend yield as of November 20, 1998 of the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland or the United Kingdom.


The objective of the Trust is to provide an above-average total return through a combination of capital appreciation and dividend income. Units of the Trust have not been designed so that their prices will parallel or correlate with movements in a particular index against which the Trust is measured, and it is expected that their prices will not do so. The Trust has a mandatory termination date ("Mandatory Termination Date") of approximately 13 months from the date of this Prospectus as set forth in "Summary of Essential Information." Investors in the Trust should note that an investment in a portfolio which contains foreign equity securities involves risks in addition to those normally associated with an investment in a portfolio consisting solely of domestic equity securities. There is, of course, no guarantee that the Trust's objective will be achieved.

Each Unit of the Trust represents an undivided interest in all Equity Securities deposited therein. The Sponsor may deposit additional Equity Securities or cash to create new Units after the Initial Date of Deposit in the manner described in "What is the FT Series?"

Unless otherwise indicated, all amounts herein are stated in U.S. dollars. In the case of the common stocks which are not traded on a United States securities exchange, amounts are computed on the basis of the exchange rate for the currency in which an Equity Security is generally denominated on the business day prior to the Initial Date of Deposit.

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.


Public Offering Price. The Public Offering Price per Unit of the Trust is equal to the aggregate underlying U.S. dollar value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge for the Trust (2.75% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.175 per Unit), divided by the number of Units of the Trust outstanding. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing January 20, 1999, and on the twentieth day of each month thereafter (or if such day is not a business day, on the


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)
                             1-800-621-9533


            The date of this Prospectus is November 30, 1998 preceding business day) through October 20, 1999, a deferred sales charge of $.0175 will also be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. In addition, a portion of the Public Offering Price during the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The organizational and offering costs will be deducted from the assets of the Trust as of the close of the initial offering period. The minimum purchase for the Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount. The sales charge for the Trust is reduced on a graduated scale for sales involving at least $50,000. See "Public Offering-How is the Public Offering Price Determined?"



Estimated Net Annual Distributions. The estimated net annual dividend distributions per Unit to Unit holders (based on the most recent annualized dividend paid with respect to the Equity Securities and converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the opening of business on the Initial Date of Deposit was $.3320. This estimate will vary with changes in the Trust's fees and expenses, in dividends received, in currency exchange rates, foreign withholding, and with the sale of Equity Securities. There is no assurance that the estimated net annual dividend distributions will be realized in the future.


Dividend and Capital Distributions. Cash dividends received by the Trust will be paid on each December 31 and June 30 to Unit holders of record on December 15 and June 15, respectively, and again as part of the final liquidation distribution. Distributions of funds in the Capital Account, if any, will be made to Unit holders as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder (other than a Rollover Unit holder as defined below) his or her pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in a New Trust." Any
Unit holder may elect to have each distribution of income or capital on his or her Units, other than the final liquidating distribution, automatically reinvested in additional Units of the Trust subject only to remaining deferred sales charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Foreign Investors. If you are not a United States citizen or resident, distributions from the Trust will generally not be subject to U.S. federal withholding tax. See "What is the Federal Tax Status of Unit Holders?" Such investors should consult their tax advisor regarding the imposition of U.S. withholding on distributions.

Secondary Market for Units. Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate underlying U.S. dollar value of the Equity Securities, plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may still redeem his or her Units through the Trustee. See "Public Offering-Will There be a Secondary Market?" and "Rights of Unit Holders-How May Units be Redeemed?" Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.

Special Redemption, Liquidation and Investment in a New Trust. The Sponsor intends to create a separate trust (the "New Trust") in conjunction with the termination of the Trust. The portfolio of the New Trust will contain equity securities of the companies which satisfy the New Trust's investment strategy at the time such New Trust is established. Unit holders may elect to have their proceeds reinvested into the New Trust by notifying the Trustee of this election by the Rollover Notification Date. Such a Unit holder's Units will be redeemed In-Kind, the distributed Equity Securities sold, and the proceeds reinvested into the New Trust at a reduced sales charge, provided such New Trust is offered and units are available. Cash not invested in the

New Trust will be distributed. Such Unit holders are "Rollover Unit holders." Rollover Unit holders therefore will not receive a final liquidation distribution, but will receive Units in the New Trust. See "Summary of Essential Information." This exchange option may be modified, terminated or suspended. See "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust."

Termination. Commencing no later than the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unit holders which will specify when certificates may be surrendered. Unit holders not electing the "Rollover Option" will receive a cash distribution within a reasonable time after the Trust's termination. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the applicable stock market (which have recently experienced substantial volatility and significant declines), governmental, political, economic and fiscal policies of the representative countries, volatile interest rates, economic recession, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers.

An investment in the Trust will also be subject to the risks of currency fluctuations associated with investments in foreign Equity Securities trading in non-U.S. currencies.

The Trust is not actively managed and Equity Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. Finally, the Trust's strategy has underperformed its comparative index in certain years. The Trust may not be an appropriate investment for those who are unable or unwilling to assume the risks involved generally with an equity investment. Because of the nature of the Trust and the attributes of the common stocks which caused inclusion in the portfolio, the Trust may not be appropriate for investors seeking either preservation of capital or high current income. The Trust is not designed to be a complete investment program for an investor. See "What are Some Additional Considerations for Investors?-Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                               of the Equity Securities-November 30, 1998


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

General Information
Initial Number of Units (1)                                                                               14,987
Fractional Undivided Interest in the Trust per Unit (1)                                                 1/14,987
Public Offering Price:
     Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                         $ 148,373
     Aggregate Offering Price Evaluation of Equity Securities per Unit                                 $   9.900
     Maximum Sales Charge 2.75% of the Public Offering Price per
        Unit (2.778% of the net amount invested, exclusive
        of the deferred sales charge) (3)                                                              $    .275
     Less Deferred Sales Charge per Unit                                                               $   (.175)
     Public Offering Price per Unit (3)                                                                $  10.000
Sponsor's Initial Repurchase Price per Unit (4)                                                        $   9.725
Redemption Price per Unit (based on aggregate underlying
     value of Equity Securities less the deferred sales charge) (4)                                    $   9.725
Cash CUSIP Number                                                                                      30264S 510
Reinvestment CUSIP Number                                                                              30264S 528
Security Code                                                                                          56209
Trustee's Annual Fee and out-of-pocket expenses per Unit outstanding                                   $   .0202
Evaluator's Annual Fee per Unit outstanding (5)                                                        $   .0025
Portfolio Supervisor's Annual Fee per Unit outstanding (6)                                             $   .0025
Estimated Organizational and Offering Costs per Unit (7)                                               $   .0180

First Settlement Date                             December 3, 1998
Rollover Notification Date                        December 1, 1999
Special Redemption and Liquidation Period         December 15, 1999 to December 31, 1999
Mandatory Termination Date                        December 31, 1999
Discretionary Liquidation Amount                  The Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                  Securities deposited in the Trust during the initial offering period.
Income Distribution Record Date                   Fifteenth day of June and December, commencing June 15, 1999.
Income Distribution Date (8)                      Last day of June and December, commencing June 30, 1999.

______________

(1) As of the close of business on December 1, 1998, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof. The aggregate value of the foreign Equity Securities trading in non-U.S. currencies represents the U.S. dollar value based on the offering side value of the currency exchange rate for the currency in which an Equity Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the business day prior to the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price per Unit is based on the aggregate value of the Equity Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars. The Public Offering Price as shown reflects the value of the Equity Securities at the Evaluation Time on the United States business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities may be deposited during the day of the Initial Date of Deposit which will be valued generally as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and during the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange (the "Evaluation Time") on each day on which it is open.

(6) The Portfolio Supervisor's Annual Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed by the Trustee for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(7) Investors will bear all or a portion of the costs incurred in organizing the Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the end of the initial offering period (approximately one month). See "Public Offering" and "Statement of Net Assets."

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                                FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "The FT Series-What are the Expenses and Charges?" Although the Trust has a term of approximately 13 months and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming, upon the termination of the Trust, the principal amount and distributions are rolled over into a New Trust subject only to the deferred sales charge.

                                                                                                                 Amount
                                                                                                                 per Unit
                                                                                                                 ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                                      1.00%(a)      $ .100
Deferred sales charge
   (as a percentage of public offering price)                                                      1.75%(b)        .175
                                                                                                   ________      _______
                                                                                                   2.75%         $ .275
                                                                                                   ========      =======
Maximum Sales Charge imposed on Reinvested Dividends                                               1.75%(c)        .175

Organizational and Offering Costs
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)                                                      .180%(d)      $.0180

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee, portfolio supervision, bookkeeping, administrative and evaluation fees              .115%         $.0115
Other operating expenses                                                                           .138%          .0137
                                                                                                   ________      ________
   Total                                                                                           .253%         $.0252
                                                                                                   ========      =======

                                                           Example
                                                           _______
                                                                               Cumulative Expenses Paid for Period:
                                                                         1 Year       3 Years      5 Years      10 Years
                                                                         ______       _______      _______      ________
An investor would pay the following expenses on a $1,000 investment, assuming the European Target 20 Trust, December 1998 Series has an
estimated operating expense ratio of .253% and a 5% annual return on
the investment throughout the periods                                    $ 32         $ 77         $125         $256

The above example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

________________

(a) The initial sales charge would exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.0175 per Unit per month, irrespective of purchase or redemption price deducted over a ten-month period for the Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.75%. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.75%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and to the remaining deferred sales charge payments.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unit
Holders-How are Income and Capital Distributed?"

(d) Investors will bear all or a portion of the costs incurred in organizing the Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the end of the initial offering period.

             EUROPEAN TARGET 20 TRUST, DECEMBER 1998 SERIES
                                   FT 308

What is the FT Series?

The FT Series is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was formerly known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trust designated as the "European Target 20 Trust, December 1998 Series." The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.

Because some international marketplaces offer the potential for above-average growth, in the Sponsor's opinion at least a portion of an investor's assets should be strategically invested overseas. The European Target 20 Trust allows investors to strategically invest overseas by following a simple dividend strategy and investing in some of the largest companies in Europe. Typically, large companies with high dividend yields suggests that the companies may be out of favor or undervalued.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in the Trust's portfolio, as set forth under "Schedule of Investments." Following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities or the purchase of additional Equity Securities pursuant to a cash deposit will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Equity Securities as close to the evaluation time as possible. An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Equity Securities for the Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in the Trust will be reduced, and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to the Trust, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee as set forth under "Summary of Essential Information" for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trust.


First Trust Advisors L.P., in its capacity as the Evaluator for the Trust, will receive an annual evaluation fee as set forth under "Summary of Essential Information" for providing evaluation services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the largest number of Units in the Trust outstanding during the period for which the compensation is paid.



The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as indicated in the "Summary of Essential Information." Such fee will be based upon the largest number of Units of the Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units in the Trust outstanding during the period for which the compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, see "Rights of Unit Holders."



The fees described above are payable from the Income Account of the Trust to the extent funds are available, and then from the Capital Account of the Trust. Since funds being held in the Capital and Income Accounts are for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Because the above fees are generally calculated based on the largest aggregate number of Units of the Trust outstanding during a calendar year, the per Unit amounts set forth under "Summary of Essential Information" will be higher during any year in which redemptions of Units occur.


Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by the Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; any offering costs incurred after the end of the initial offering period; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; foreign custodial and transaction fees, if any; all taxes and other government charges imposed upon the Equity Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated).

The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit holders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinions, it is assumed that each Equity Security is equity for federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his or her pro rata share of the income derived from each Equity Security when such income is considered to be received by the Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unit holder or are automatically reinvested. See "How are Income and Capital Distributed?-Distribution Reinvestment Option."

3. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by the Trust. Unit holders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisors regarding the recognition of gains and losses for Federal income tax purposes. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of the Trust (the "New Trust"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of the Trust) will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized. Unit holders should consult their tax advisors regarding the recognition of gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which should be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisors with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unit holders should consult their tax advisors regarding the limitations on the deductibility of Trust expenses.

Recognition of Taxable Gain or Loss Upon Disposition of Equity Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust, including his or her pro rata portion of all the Equity Securities represented by the Unit.

The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules.

Special Tax Consequences of In-Kind Distributions Upon Investment in a
New Trust. As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his or her Units for Units of a New Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in such New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisors.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest to the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisors regarding the imposition of U.S. withholding on distributions from the Trust.

It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisors regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States income tax purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisors with respect to foreign withholding taxes and foreign tax credits.

At the termination of the Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trust Eligible for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to United States federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trust that
(a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unit holders should consult their tax advisors regarding potential foreign, state or local taxation with respect to the Units.

Are Investments in the Trust Eligible for Retirement Plans?

Units of the Trust are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The objective of the Trust is to provide an above-average total return through a combination of capital appreciation and dividend income.


The Trust consists of a portfolio of common stocks of the twenty companies having the highest dividend yield as of November 20, 1998 of the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland or the United Kingdom.


An investment in the Trust involves the purchase of a quality portfolio of attractive equities in one convenient purchase. Investing in stocks with high dividend yields may be effective in achieving certain of the Trust's investment objectives, because regular dividends are common for established companies, and dividends have accounted for a substantial portion of the total return on stocks of the comparative index as a group. Due to the short duration of the Trust, there is no guarantee that either the Trust's objective will be achieved or that the Trust will provide for capital appreciation in excess of the Trust's expenses.

As set forth below, the hypothetical historical performance of the European Target 20 Trust strategy has been compared to the performance of the Morgan Stanley Capital International Europe Index ("MSCI Europe Index"). The publisher of the MSCI Europe Index, Morgan Stanley Capital International, is not affiliated with the Sponsor and has not participated in the creation of the Trust or the selection of the Equity Securities included therein. There is, of course, no guarantee that the objective of the Trust will be achieved.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust Portfolio as of a specific date for the Trust. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trust even though these Equity Securities may not currently meet the Trust's selection criteria, and therefore, such Equity Securities would no longer be chosen for deposit into the Trust if the selection process was to be performed again at a later time.

Hypothetical Performance Information


The following table shows hypothetical performance and information for the strategy employed by the Trust and the actual performance of the MSCI Europe Index in each of the years set forth in the table, as of December 31 in each of those years (and as of the most recent quarter). All of the figures set forth below have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar, where applicable (i.e., returns are stated in U.S. dollar terms). The returns shown in the following table are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust Portfolio. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. The Trust strategy underperformed its comparative index in certain years. Accordingly, there can be no assurance that the Trust's Portfolio will outperform its comparative index over the life of the Trust or over consecutive rollover periods, if available.


A holder of Units in the Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the hypothetical returns are based for the following reasons, among others: the Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes; the Trust's maturity varies slightly from that presented in compiling the Total Returns; the Trust may not be fully invested at all times or equally weighted in all stocks comprising the strategy; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units. In addition, investors should note that the MSCI Europe Index, which represents over 500 companies from all of the developed markets in Europe, provides a much greater level of diversification of companies, industries and countries than the Trust.

                      COMPARISON OF TOTAL RETURN (2)
                   Hypothetical Strategy
                   Total Returns (1)               Index Total Returns
                   _____________________           ___________________
                   European Target 20
Year               Strategy                        MSCI Europe Index
____               _______________                 _________________
1983               20.51%                          22.38%
1984                2.00%                           1.26%
1985               79.54%                          79.79%
1986               42.53%                          44.46%
1987               14.86%                           4.10%
1988               16.77%                          16.35%
1989               33.09%                          29.06%
1990               -0.49%                          -3.37%
1991               16.59%                          13.66%
1992               -4.03%                          -4.25%
1993               37.38%                          29.79%
1994               -0.51%                           2.66%
1995               34.71%                          22.13%
1996               24.35%                          21.57%
1997               28.91%                          24.20%
1998 thru 9/30      4.10%                           8.16%

____________

(1) The European Target 20 Strategy Stocks for any given period were selected by applying the European Target 20 Strategy as of the beginning of the period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first and last trading days of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return assumes that all dividends are reinvested semi-annually and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the 15 full years listed above, the European Target 20 Strategy Stocks achieved an average annual total return of 21.45%, which exceeded the average annual total return of the MSCI Europe Index, which was 18.65%. Although the European Target 20 Trust seeks to achieve a better performance than the MSCI Europe Index as a whole, there can be no assurance that the European Target 20 Trust will achieve a better performance over its one-year life or over consecutive rollover periods, if available.

What are Some Additional Considerations for Investors?

The Trust consists of different issues of Equity Securities, all of which are listed on a securities exchange. In addition, each of the companies whose Equity Securities are included in a portfolio are actively-traded, well-established corporations.

The Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Risk Factors. The Equity Securities selected for the Trust generally share attributes that have caused them to have lower prices or higher yields relative to other similar stocks in their respective countries. The Equity Securities may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. There can be no assurance that the market factors that caused the relatively low prices and high dividend yields of the Equity Securities will change, that any negative conditions adversely affecting the stock prices will not deteriorate, that the dividend rates on the Equity Securities will be maintained or that share prices will not decline further during the life of the Trust.


Certain of the issuers of Equity Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.



In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Equity Securities and the value of Units of the Trust.


Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may elect to keep or sell any securities or other property acquired in exchange for Equity Securities, such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Equity Securities no longer meet the criteria by which they were selected for the Trust.

Whether or not the Equity Securities are listed on a securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling

Equity Securities to the Sponsor. The price at which the Equity
Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units in the Trust should be made with an understanding of the risks which an investment in common stocks entails. In general, the value of your investment will decline if the financial condition of the issuers of the common stocks becomes impaired or if the general condition of the relevant stock market worsens. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Against a backdrop of continued uncertainty regarding the current global currency crises, falling commodity prices and certain of the factors described above, both the U.S. and a majority of foreign markets have experienced substantial volatility and significant declines recently. For instance, during the period between July 31, 1998 and September 30, 1998, the MSCI Europe Index declined 16.02%. The Sponsor cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should be aware of certain other considerations before making a decision to invest in the Trust. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus, the value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the initial offering period of Units of the Trust and during the Special Redemption and Liquidation Period) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trust will pay the brokerage fees associated therewith.

Once all of the Equity Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Equity Securities only under limited circumstances. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trust.

To the best of the Sponsor's knowledge, other than tobacco litigation discussed above, there is no litigation pending as of the Initial Date of Deposit with respect to any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the tobacco industry, the environment or the petroleum industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

Foreign Issuers. Since certain of the Equity Securities included in the Trust consist of common stocks of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in common stocks of domestic issuers. These investment risks include the possible imposition of future political or governmental restrictions which might adversely affect the payment or receipt of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may deteriorate, the limited liquidity and relatively small market capitalization of the relevant securities market, the imposition of expropriation or confiscatory taxation, economic uncertainties, the lack of the quantity and quality of publicly available information concerning the foreign issuers as such issuers are generally not subject to the same reporting and accounting requirements as domestic issuers, and the effect of foreign currency devaluations and fluctuations on the value of the common stocks and dividends of foreign issuers in terms of U.S. dollars. In addition, fixed brokerage commissions and other custody and transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Equity Securities. The adoption of such restrictions or other legal restrictions could adversely impact the marketability of the Equity Securities and may impair the ability of the Trust to satisfy its obligation to redeem Units or could cause delays or increase the costs associated with the purchase and sale of the Equity Securities and correspondingly affect the price of the Units.

The purchase and sale of the Equity Securities in the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in acquiring or disposing of the Equity Securities, investors should be aware that in certain situations it may not be possible to purchase or sell an Equity Security in a timely manner for any number of reasons, including lack of liquidity in the relevant market, the unavailability of a seller or purchaser of the Equity Securities, and restrictions on such purchases or sales by reason of federal securities laws or otherwise. Custody of certain of the Equity Securities in the Trust is maintained by Cedel Bank S.A. ("CEDEL"), a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) are scheduled to establish fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro is expected to become the official currency of these eleven countries. As of January 1, 1999, the participating countries will no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, will be exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of Equity Securities contained in the Trust.

 The Trust is concentrated in common stocks which are principally traded in the United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and make a significant contribution to the country's balance of payments.

The United Kingdom is a member of the EU, which was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Equity Securities issued by United Kingdom companies impossible to predict.

The United Kingdom will not participate in the conversion to the euro on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes, as well as the implementation of a common currency throughout a majority of EU countries, would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

Exchange Rate. The Trust is comprised of Equity Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolios (and hence of the Units) and of the distributions from the portfolios will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

What are the Equity Securities Selected for the European Target 20 Trust, December 1998 Series?


ABN AMRO Holding NV, headquartered in Amsterdam, The Netherlands, provides banking operations worldwide. The bank offers a variety of financial services, including payment, lending, corporate finance, leasing, treasury, private banking, trade and commodity finance, insurance and investment services. The company operates in the Netherlands and 71 other countries.



BASF AG, headquartered in Ludwigshafen, Germany, is listed as a chemical producing group. Its main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.



Barclays Plc, headquartered in London, England, offers commercial and investment banking, insurance, financial and related services. The company's subsidiary, Barclays Bank Plc, operates branches in the United Kingdom and 76 other countries.



Bayer AG, headquartered in Leverkusen, Germany, manufactures industrial chemicals and polymers, as well as human and animal healthcare products, pharmaceuticals and agricultural crop protection agents. The company markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing industries worldwide.



British American Tobacco Plc, headquartered in London, England, is the holding company for companies which manufacture, market and sell cigarettes and other tobacco products, including cigars and roll-your-own tobacco. The companies sell over 240 brands around the world. The international brands include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."



Commerzbank AG, headquartered in Frankfurt, Germany, provides a wide range of banking services to private and business customers. The bank offers international commercial banking, export finance, corporate banking, treasury and foreign exchange, investment and loan management services.

Compagnie Financiere de Paribas, headquartered in Paris, France, is the head of a diversified financial services conglomerate which includes the investment bank Banque Paribas and the full-service bank Compagnie Bancaire.



Deutsche Telekom AG, headquartered in Bonn, Germany, owns, operates and leases public telecommunication networks and offers network application services to German and international customers.



Diageo Plc, headquartered in London, England, produces spirits, beer and wines under brand names such as "Bailey's," "Guinness Stout," "Harp," "Smirnoff" and "Tanqueray." The company also sells food products under the "Green Giant," "Haagen Dazs" and "Pillsbury" brand names, owns and franchises Burger King restaurants, and publishes the Guinness Book of Records.



ENI SpA, headquartered in Rome, Italy, explores for, distributes, refines and markets petroleum products through operations in 80 countries.



Electrabel SA, headquartered in Brussels, Belgium, is a private utility company active in two fields: electricity generation and transmission, and operation and management of networks for public-utility services including electricity, natural gas, cable television, steam and water. The company maintains partnerships with major industrial consumers and governments in Belgium and in other European countries.



HSBC Holdings Plc, headquartered in London, England, is the holding company for the HSBC Group. The group is an international banking and financial services organization with operations in the Asia-Pacific region, Europe, the Middle East and the Americas. Services provided include retail and corporate banking, trade, trustee, securities, custody, capital markets and treasury services, private and investment banking and insurance.



Iberdrola SA, headquartered in Bilbao, Spain, carries out all manner of activities, construction work and services required for, or related to the production, transmission, switching and distribution of electric power.



KPN NV, headquartered in The Hague, The Netherlands, provides local, long distance and international telecommunication services throughout The Netherlands.



Marks & Spencer Plc, headquartered in London, England, sells quality clothing through Brooks Brothers stores in the United States and Japan; food through its King Super Markets in the United States; and other merchandise through a chain of retail stores in Canada, Europe and Hong Kong.



Norwich Union Plc, headquartered in Norwich, England, provides insurance services in England, Australia, France, Ireland, New Zealand and Spain.



Royal & Sun Alliance Insurance Group Plc, headquartered in London, England, provides the major classes of insurance and related financial services in the United Kingdom and overseas.



Royal Dutch Petroleum Company, headquartered in The Hague, The
Netherlands, owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry from exploration to financial processing and delivery.



J Sainsbury Plc, headquartered in London, England, distributes food products through its "Sainsbury" supermarkets in the United Kingdom and "Shaw's" supermarkets in the United States. The company also sells garden and home improvement products through its "Homebase" stores.



Scottish Power Plc, headquartered in Glasgow, Scotland, generates and supplies electricity and provides electrical power systems throughout the United Kingdom.


The Sponsor has obtained the foregoing descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price, which is based on the aggregate underlying U.S. dollar value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge (2.75% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.175 per Unit), divided by the number of Units of the Trust outstanding. Commencing January 20, 1999, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through October 20, 1999, a deferred sales charge of $.0175 will also be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. In addition, a portion of the Public Offering Price during the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust, including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The organizational and offering costs will be deducted from the assets of the Trust as of the close of the initial offering period.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying U.S. dollar value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus estimated organizational and offering costs, divided by the number of Units of the Trust outstanding and reduced by the deferred sales charge not yet paid.

The minimum purchase of the Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount. The applicable sales charge for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                                             Maximum
Dollar Amount of Transaction at                                              Sales               Net Dealer
Public Offering Price*                               Discount                Charge              Concession
_____________________                                ________                _______             __________
$   50,000 but less than $100,000                    0.25%                   2.50%               2.00%
$  100,000 but less than $150,000                    0.50%                   2.25%               1.75%
$  150,000 but less than $500,000                    0.85%                   1.90%               1.40%
$  500,000 but less than $1,000,000                  1.00%                   1.75%               1.25%
$1,000,000 or more                                   1.75%                   1.00%               0.50%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


Any such reduced sales charge shall be the responsibility of the selling dealer. An investor may aggregate purchases of Units of the Trusts contained in this Prospectus and other unit investment trusts containing Equity Securities of which the Sponsor acted as Principal Underwriter which are currently in the initial offering period for purposes of qualifying for volume purchase discounts listed above.
The sales charge reduction for quantity purchases will not apply to Rollover Unit holders. Rollover Unit holders of prior series of the Trusts may purchase Units of the Trusts subject to the maximum deferred sales charge on such Units (for rollover purchases of $1,000,000 or more, such charge shall be limited to 1.00%), deferred as set forth above. Investors who have executed a letter of intent indicating their intention to purchase a specified dollar amount of Units of any unit investment trust containing equity securities of which the Sponsor acts as Principal Underwriter from any broker/dealer during the initial offering period are eligible to receive a volume discount as set forth in the above table based on the amount of intended aggregate purchases. The letter of intent will specify the amount of intended aggregate purchases which must be purchased over a 13-month period.
The initial purchase made pursuant to a letter of intent must equal at least 5% of the amount of intended aggregate purchases. Units purchased with rollover proceeds, reinvested dividends, redemption or termination proceeds from other unit investment trusts or other similar transactions will not be counted to reach the amount of intended aggregate purchases. It is the responsibility of the selling broker/dealer to notify the Sponsor of each sale made pursuant to a letter of intent.
All Units of the Trust will be subject to the applicable deferred sales charge per Unit regardless of volume purchase discounts. Investors who, as a result of volume purchase discounts, are eligible to purchase Units subject to a Maximum Sales Charge of less than the applicable maximum deferred sales charge amount will be credited the difference between this Maximum Sales Charge and the deferred sales charge at the time of purchase. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. Unit holders may utilize their redemption or termination proceeds received from trusts sponsored by the Sponsor, or termination proceeds from other unit investment trusts having a similar strategy as the Trust, to purchase Units of the Trust, subject to a deferred sales charge of $.0175 per Unit per month to be collected on each of the remaining deferred sales charge payment dates as provided herein. Unit holders who redeem units of trusts sponsored by the Sponsor should note that they will be assessed the amount of any remaining deferred sales charge on such units at the time of redemption.
Except as described below, employees, officers and directors
(including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, related companies of the Sponsor, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public
Offering Price, less the applicable dealer concession. The Sponsor and certain dealers may establish a schedule by which employees, officers and directors of such dealers (as described above) are able to purchase
Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealer for activities relating to the sale of such Units (the "Employee Dealer Concession").


Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary or secondary market at the Public Offering Price, less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the local currency prices of the underlying Equity Securities, changes in relevant currency exchange rates and changes in applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying U.S. dollar value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying U.S. dollar value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a securities exchange, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the U.S. dollar value of the Equity Securities on the ask side of the market or
(c) by any combination of the above. The aggregate U.S. dollar value of the Equity Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying U.S. dollar value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The calculation of the aggregate underlying U.S. dollar value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "Rights of Unit Holders-How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates, if requested, representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, Units will be sold at the current Public Offering Price. Upon the termination of the initial offering period, Units reacquired in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market Public Offering Price.

It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales will be made to dealers and others at prices which represent a concession or agency commission of 2.25% of the Public Offering Price for primary and secondary market sales. Dealers and others will receive a concession or agency commission of $0.13 per Unit on purchases by Rollover Unit holders or on the sale of Units subject only to the remaining deferred sales charge. In addition, dealers and others will receive a maximum concession of up to $0.10 per Unit on purchases of Units resulting from the automatic reinvestment of income or capital distributions into additional Units. Such concession will vary based upon the month of the Trust's Initial Date of Deposit. Notwithstanding the foregoing, dealers and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts set forth below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                                     Additional Concession
_____________________                                     _____________________
$40,000,000 but less than $50,000,000                     0.050%
$50,000,000 but less than $75,000,000                     0.125%
$75,000,000 but less than $100,000,000                    0.150%
$100,000,000 or more                                      0.200%

No dealer concessions will be made for sales to "wrap fee accounts" or similar arrangements, or for sales made to employees, officers and directors of the Sponsor, dealers or vendors providing services to the Sponsor, except for amounts paid to certain dealers pursuant to the Employee Dealer Concession. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. The Sponsor expects to recoup the foregoing payments from the deferred sales charge payments related to the Trust.

From time to time the Sponsor may implement programs under which dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns of the Trust and returns over specified periods of other similar trusts sponsored by Nike Securities L.P. or investment strategies utilized by the Trust (which may show performance net of expenses and charges which the Trust would have charged) with returns on other taxable investments such as the common stocks comprising the DJIA, S&P 500 Composite Stock Price Index, the S&P Industrial Index, Ibbotson Small-Cap Index, MSCI Europe Index, other investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Advertisements and other sales material for the Trust may also show the total returns (price changes plus dividends received, divided by the maximum public offering price) of each completed prior series and the total and average annualized return of all series in the same quarterly cycle, assuming the holder rolled over at the termination of each prior series. These returns will reflect all applicable sales charges and expenses.

Trust performance may be compared to performance on a total return basis of the DJIA, the S&P 500 Composite Stock Price Index, MSCI Europe Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trust will receive a gross sales commission equal to 2.75% of the Public Offering Price of the Units (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of the Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments." During the initial offering period, the dealers and others also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge for the Trust of 2.75% of the Public Offering Price) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor. The Sponsor may also realize profits or sustain losses in connection with the creation of additional Units for the Distribution Reinvestment Option.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor may maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying U.S. dollar value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying U.S. dollar value of the Equity Securities is computed on the basis of the bid side value of the relevant currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable or may be redeemed by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his or her name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the Equity Securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trust and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his or her Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities and (ii) a pro rata share of any other assets of the Trust, less expenses of the Trust.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of the Trust. Dividends received with respect to the Equity Securities in a foreign currency are converted into U.S. dollars at the applicable exchange rate.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his or her Units, other than the final liquidating distribution in connection with the termination of the Trust, automatically reinvested in additional Units of the Trust. Each person who purchases Units of the Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his or her Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Equity Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity
Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit during the secondary market will be determined on the basis of the aggregate underlying U.S. dollar value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust (net of applicable liquidation costs for foreign Equity Securities). The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption. During the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information."

The aggregate underlying U.S. dollar value of the Equity Securities for purposes of the Redemption Price during the secondary market and the secondary market Public Offering Price will be determined in the following manner: if the Equity Securities are listed on a securities exchange, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. The value of the Equity Securities is converted to their U.S. dollar equivalent by computing the aggregate value on the basis of the bid side value of the relevant currency exchange as of the Evaluation Time and when determining the Redemption Price during the secondary market includes the applicable liquidation costs associated with the sale of foreign Equity Securities.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

It is expected that a special redemption and liquidation will be made of all Units of the Trust held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unit holder by the Rollover Notification Date specified in the "Summary of Essential Information." The Sponsor intends to create a separate trust (the "New Trust") in conjunction with the termination of the Trust.

All Units of Rollover Unit holders will be redeemed In-Kind during the Special Redemption and Liquidation Period, or such latter date as permitted by the Trustee, and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information"), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Equity Securities. The Equity Securities will be sold as quickly as is practicable during the Special Redemption and Liquidation Period, subject to the Sponsor's sensitivity that certain Equity Securities have different settlement dates and that the concentrated sale of large volumes of Equity Securities may affect market prices in a manner adverse to the interests of investors. The Sponsor does not anticipate that the period will be longer than five days, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

The Rollover Unit holders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unit holder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units once all the proceeds become available; accordingly, proceeds may be uninvested for up to several days. Any Rollover Unit holder may thus be redeemed out of the

Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Equity Securities. In accordance with the Rollover Unit holders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unit holders is currently expected to be $.175 per unit for the New Series of the Trust, all of which will be deferred as provided herein).

The Sponsor intends to create New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Equity Securities included in a New Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the New Trust units. Rollover Unit holders may also elect to have their proceeds invested in a trust with a similar investment strategy, if the Trust is then registered in the Unit holder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a limited time period, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a New Trust will be available as the Trust terminates.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation will be an amount of cash attributable to a semi-annual distribution of dividend income; accordingly, Rollover Unit holders also will not have cash from this source distributed to pay any taxes. See "What is the Federal Tax Status of Unit Holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit holders") will not realize capital gains or losses due to a Special Redemption and Liquidation, and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trust or any subsequent series of the Trust, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before a Special Redemption and Liquidation. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "Rights of Unit Holders-How May Units be Redeemed?" The Sponsor may modify the terms of the New Trust or any subsequent series of the Trust. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he or she would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from the Trust?

The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Equity Securities on behalf of the Trust.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $20 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The

Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in the Trust during the initial offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by underwriters, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge paid by such purchaser; however, liquidation of the Trust in other circumstances will result in all remaining unpaid deferred sales charges being deducted from termination proceeds paid to Unit holders. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that the Trust may be reduced below the Discretionary Liquidation Amount and that the Trust could therefore be terminated at that time before the Mandatory Termination Date of the Fund.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of the Trust maintained by the Trustee. Unit holders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory

Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his or her pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 308


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 308, comprised of European Target 20 Trust, December 1998 Series, as of the opening of business on November 30, 1998. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on November 30, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 308, comprised of European Target 20 Trust, December 1998 Series, at the opening of business on November 30, 1998 in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP


Chicago, Illinois
November 30, 1998

                                                  Statement of Net Assets

                           EUROPEAN TARGET 20 TRUST, DECEMBER 1998 SERIES
                                                                   FT 308
                                        At the Opening of Business on the
                                Initial Date of Deposit-November 30, 1998


                                                         NET ASSETS
Investment in Equity Securities represented
     by purchase contracts (1) (2)                                                                   $148,373
Less accrued organizational and offering costs (3)                                                       (270)
Less liability for deferred sales charge (4)                                                           (2,623)
                                                                                                     ________
Net assets                                                                                           $145,480
                                                                                                     ========
Units outstanding                                                                                      14,987

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                $149,871
Less sales charge (5)                                                                                  (4,121)
Less estimated organizational and offering costs (3)                                                     (270)
                                                                                                     ________
Net assets                                                                                           $145,480
                                                                                                     ========

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) A portion of the Public Offering Price consists of Equity
Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $.0180 per Unit, based upon the expected number of Units of the Trust to be created. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the end of the initial offering period may differ from that set forth above.

(4) Represents the amount of mandatory distributions from the Trust
($.175 per Unit), payable to the Sponsor in ten equal monthly installments beginning on January 20, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through October 20, 1999. If Units are redeemed prior to October 20, 1999 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors in the Trust includes a maximum total sales charge computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

                                                  Schedule of Investments


                           EUROPEAN TARGET 20 TRUST, DECEMBER 1998 SERIES
                                                                   FT 308
                                        At the Opening of Business on the
                                Initial Date of Deposit-November 30, 1998


                                                                  Percentage
Number                                                            of Aggregate     Market      Cost of Equity   Current
of                                                                Offering         Value per   Securities to    Dividend
Shares     Name of Issuer of Equity Securities (1)                Price            Share       the Trust (2)    Yield (3)
______     _______________________________________                ___________      ________    _____________    ________
  351      ABN AMRO Holding NV                                      5%             $ 21.183    $  7,435         3.11%
  194      BASF AG                                                  5%               38.281       7,426         4.37%
  326      Barclays Plc                                             5%               22.769       7,422         3.55%
  181      Bayer AG                                                 5%               41.033       7,427         3.87%
  822      British American Tobacco Plc                             5%                9.037       7,428         2.93%
  231      Commerzbank AG                                           5%               32.194       7,437         3.90%
   83      Compagnie Financiere de Paribas                          5%               89.722       7,447         4.09%
  260      Deutsche Telekom AG                                      5%               28.506       7,412         3.43%
  645      Diageo Plc                                               5%               11.509       7,423         3.35%
1,177      ENI SpA                                                  5%                6.310       7,427         2.62%
   19      Electrabel SA                                            5%              382.979       7,277         3.61%
  268      HSBC Holdings Plc                                        5%               27.753       7,438         3.87%
  442      Iberdrola SA                                             5%               16.784       7,419         3.04%
  167      KPN NV                                                   5%               44.442       7,422         3.27%
1,054      Marks & Spencer Plc                                      5%                7.042       7,422         4.23%
1,033      Norwich Union Plc                                        5%                7.191       7,428         3.45%
  877      Royal & Sun Alliance Insurance Group Plc                 5%                8.462       7,421         4.62%
  152      Royal Dutch Petroleum Company                            5%               48.751       7,410         3.37%
  871      J Sainsbury Plc                                          5%                8.528       7,428         3.44%
  685      Scottish Power Plc                                       5%               10.838       7,424         4.03%
                                                                  _____                        ________
                 Total Investments                                100%                         $148,373
                                                                  =====                        ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on November 30, 1998. The Trust has a mandatory termination date of December 31, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on November 27, 1998, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to the Initial Date of Deposit was $148,373. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,864 and $491, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by dividing the most recent annualized dividend paid on an Equity Security by that Equity Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit.

CONTENTS:

Summary of Essential Information:
    European Target 20 Trust, December 1998 Series        4
FT 308:
    What is the FT Series?                                6
    What are the Expenses and Charges?                    7
    What is the Federal Tax Status of Unit Holders?       8
    Are Investments in the Trusts Eligible for
        Retirement Plans?                                11
Portfolio:
    What are the Equity Securities?                      11
    Hypothetical Performance Information                 12
    What are Some Additional Considerations
        for Investors?                                   14
        Risk Factors                                     14
            Legislation                                  16
            Foreign Issuers                              16
            Exchange Rate                                17
    What are the Equity Securities Selected for the
        European Target 20 Trust, December 1998 Series?  18
Public Offering:
    How is the Public Offering Price Determined?         19
    How are Units Distributed?                           22
    What are the Sponsor's Profits?                      23
    Will There be a Secondary Market?                    23
Rights of Unit Holders:
    How is Evidence of Ownership Issued and
        Transferred?                                     24
    How are Income and Capital Distributed?              24
    What Reports will Unit Holders Receive?              25
    How May Units be Redeemed?                           26
    Special Redemption, Liquidation and
        Investment in a New Trust                        27
    How May Units be Purchased by the Sponsor?           28
    How May Equity Securities be Removed
        from the Trust?                                  29
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  29
    Who is the Trustee?                                  30
    Limitations on Liabilities of Sponsor and Trustee    30
    Who is the Evaluator?                                31
Other Information:
    How May the Indenture be Amended
        or Terminated?                                   31
    Legal Opinions                                       32
    Experts                                              32
Report of Independent Auditors                           33
Statement of Net Assets                                  34
Notes to Statement of Net Assets                         34
Schedule of Investments                                  35

When Units of the Trust are no longer available, or for investors who will reinvest into subsequent series of the Trust, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                            ___________________

                   FIRST TRUST (registered trademark)

             EUROPEAN TARGET 20 TRUST, DECEMBER 1998 SERIES

                          Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          24-Hour Pricing Line:
                             1-800-446-0132

                          THIS PART TWO MUST BE
                        ACCOMPANIED BY PART ONE.

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits






                               S-1
                           SIGNATURES

     The Registrant, FT 308, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust,
Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 308, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 30, 1998.

                              FT 308

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director            )
                     of Nike Securities  )
                     Corporation, the    )   November 30, 1998
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
David J. Allen       Director of         )
                     Nike Securities     )  Robert M. Porcellino
                     Corporation, the    )   Attorney-in-Fact**
                     General Partner of  )
                     Nike Securities L.P.)




       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated November 30, 1998 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-63999) and related Prospectus of FT 308.



                                               ERNST & YOUNG LLP


Chicago, Illinois
November 30, 1998


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.






                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 308 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

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3.1      Opinion  of  counsel as to legality of securities  being
         registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).





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